

May 8, 2018

Via E-Mail
Mr. Costa Saroukos
Takeda Pharmaceutical Company Limited
12-10, Nihonbashi 2-chome, Chuo-ku
Tokyo 103-8668

> **Re: TiGenix NV**
> **Schedule TO-T**
> **Filed April 30, 2018 by Takeda Pharmaceutical Company Limited**
> **File No. 005-89730**

Dear Mr. Saroukos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the U.S. Offer to Purchase, unless otherwise indicated.

General

1. Disclosure states that all information contained in the U.S. Offer to Purchase is expressly incorporated by reference into your Schedule TO in response to Items 1 through 9 and Item 11. We note that on page 21 of the U.S. Offer to Purchase, you state that "[t]he audited consolidated financial statements of TiGenix for the financial years ended December 31, 2015, 2016 and 2017 are incorporated by reference to Item 18 of the 2017 Annual Report." Information may be incorporated by reference into the Schedule TO, and not republished in the disclosure document distributed to security holders, only if such information is included as an exhibit to Schedule TO. See General Instruction F. Accordingly, please revise the exhibit list.

Item 7. Source and Amount of Funds or Other Consideration, page 4

2. Please state the total amount of funds required to purchase the maximum amount of securities sought in the offer. Refer to Item 1007(a) of Regulation M-A.

Exhibit (a)(1)(i) - U.S. Offer to Purchase

General

3. Please disclose any restrictions under local law on your ability to control or fully integrate TiGenix if you own less than all of the Securities after the Offers. If applicable, discuss any relevant ownership thresholds significant under foreign law.

The U.S. Tender Offer

1. Terms of the Offer

Material Terms

Subsequent Offering Periods and Squeeze-Out, page 4

4. Please revise your disclosure to state how each Subsequent Offering Period, other than the Second Acceptance Period, will be announced.

3. Procedures for Accepting the U.S. Offer and Tendering Ordinary Shares and/or ADSs

General, page 11

5. Disclosure on page 11 states that "[w]e will determine, in our sole discretion, all questions as to the validity, form and eligibility for payment of any tendered Ordinary Shares and/or ADSs. Our determination will be final and binding...." Please revise to remove the implication that security holders may not challenge these determinations in a court of competent jurisdiction. In addition, please make a corresponding change to similar language under the heading, "Withdrawal Rights" and anywhere else necessary in the U.S. Offer to Purchase.

9. Certain Information Concerning TiGenix, page 21

6. We note the statement that you assume no responsibility for the accuracy of the information concerning TiGenix. It is inappropriate to disclaim responsibility for your disclosure. Please revise accordingly.

15. Conditions to the Offers, page 38

    7.   Please include the definition of "Material Adverse Effect" in the U.S. Offer to Purchase.

18. Miscellaneous, page 40

    8.   While you are not required to distribute the offer materials into any foreign jurisdiction, tenders must be accepted from all shareholders wherever located. See Rule 14d-10 and guidance in Release No. 33-8957 (September 19, 2008). Please revise your disclosure here accordingly.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Gregory W. Hayes, Esq.
      DLA Piper LLP (US)